PHILIPPE VAN DEN BOSSCHE

Early Stage Impact Investor New York, New York, United States

Summary

Philippe van den Bossche is the Chairman of the Board of Advancing Eco Agriculture. Philippe is also Managing Partner of Zeno Capital Partners and CEO of Rein Morgen Holdings. Philippe has been with AEA since 2012.

Experience

Zeno Capital Partners
Managing Partner
February 2017 - Present (6 years 8 months) New York, New York

Zeno Capital Partners is a New York City based venture capital and private equity firm. A state of mind, rather than a singular investment focus, ZCP is investing in companies that solve critical problems that affect billions of people around the world. ZCP will invest in all stages across a wide variety of sectors, including agriculture, security, energy, and health.

Ozadia Plant Science
Founder, Chairman of the Board
June 2017 - Present (6 years 4 months)

Beyond Your Backyard, PBS (Multiple Emmy Winner)
Executive Producer
March 2019 - Present (4 years 7 months) Greater New York City Area

Advancing Eco-Agriculture
Executive Chairman
January 2013 - Present (10 years 9 months) Middlefield, OH

Rein Morgen Holdings, LLC
Chairman, CEO
January 2013 - Present (10 years 9 months) New York, NY

Rein Morgen blurs the line between finance and social/environmental impact. We invest in change. We monetize impact.

CA, LLC
President
October 2010 - Present (13 years) Wainscott, NY

Education

Iona University

Business/Corporate Communications